Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

October 8, 2020

Via EDGAR

Allison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Trinity Capital Inc. – Preliminary Proxy Statement

Dear Ms. White:

On behalf of Trinity Capital Inc. (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company via telephone on October 5, 2020 regarding the Company’s preliminary proxy statement (the “Proxy”) as filed with the SEC on October 1, 2020. Each of the Staff’s comments are set forth below and followed by the Company’s response. Where applicable, revisions to the preliminary proxy statement referenced in the below response are set forth in the Company’s definitive proxy statement filed with the SEC concurrently herewith.

1.	Please confirm in correspondence that holding a virtual meeting is consistent with applicable state law and the Company’s governing documents. In your response, please include citations to such applicable state law and the Company’s governing documents.

Response: The Company respectfully advises the Staff that it has reviewed applicable Maryland law and the Company's governing documents, including its charter and bylaws, and has determined that holding a virtual meeting is permissible thereunder. The Company respectfully refers the staff to Section 2-503(b)(1) of the Maryland General Corporation Law, which provides, in relevant part, that if a board of directors is authorized to determine the place of a meeting of stockholders, the board of directors may determine that the meeting not be held at any place, but instead may be held solely by means of remote communication. The Company also respectfully refers the Staff to Section 1 of Article II of the Company’s bylaws, which authorizes the Company’s Board of Directors to determine the place at which a meeting of stockholders will be held and does not prohibit holding a stockholder meeting by remote communication.

2.	On page 6 of the Proxy, under the heading “Revocability of Proxies,” the Company discloses that a stockholder may revoke any proxy that is not irrevocable. Please disclose when a proxy would be irrevocable.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 6 of the Proxy in response to the Staff’s comment.

3.	Regarding Proposal 1: Election of Director Nominee, please disclose what will happen if Proposal 1 is not approved by stockholders.

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Allison White October 8, 2020 Page 2

Response: The Company respectfully advises the Staff that Ronald E. Estes was initially appointed to the Company’s Board of Directors with a term ending at the 2020 annual meeting of stockholders (the “Annual Meeting”) and until such time as his successor is duly elected and qualified. To the extent Mr. Estes is not re-elected by stockholders at the Annual Meeting, Mr. Estes will serve as a director until such time as his successor is duly elected and qualified. The Company has revised its disclosure on page 9 of the Proxy in response to the Staff’s comment.

4.	Regarding Proposal 2: Approval of the Amended Registration Rights Agreement, please disclose any risks or drawbacks to stockholders if Proposal 2 is not approved by stockholders.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 29 of the Proxy in response to the Staff’s comment.

5.	On page 33 of the Proxy, under the heading “Independent Registered Public Accounting Firm,” please correct the numbering of the footnotes contained therein.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 33 of the Proxy in response to the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218 or Stephani M. Hildebrandt at (202) 383-0845.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

cc:	Steven L. Brown Stephani M. Hildebrandt